UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No.___)*





INNOVID CORP.
(Name of Issuer)



Common stock, par value $0.0001 per share
(Title of Class of Securities)



November 30, 2021
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[     ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[    ]	Rule 13d-1(d)


*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject or the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







1.	Name of Reporting Persons.

	Lauderdale GmbH & Co. KG

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) __________

	(b) __________

3. 	SEC Use Only

4.	Citizenship or Place of Organization. Germany

___________________________________________________________
Number of		5. Sole Voting Power: 7,277,981 (the "Shares")
Shares			_______________________________________
Beneficially		6. Shared Voting Power: 0
Owned by		_______________________________________
Each Reporting		7. Sole Dispositive Power: 7,277,981
Person With:		_______________________________________
			8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,277,981

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions) ____

11. 	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: FI



















1.	Name of Reporting Persons.

	Deutsche Telekom Capital Partners Management GmbH

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) __________

	(b) __________

3. 	SEC Use Only

4.	Citizenship or Place of Organization. Germany

__________________________________________________________
Number of		5. Sole Voting Power: 7,277,981
Shares			_______________________________________
Beneficially		6. Shared Voting Power: 0
Owned by		_______________________________________
Each Reporting		7. Sole Dispositive Power: 7,277,981
Person With:		_______________________________________
			8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,277,981

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions) ____

11. 	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: FI




1.	Name of Reporting Persons.

	Deutsche Telekom Capital Partners Executive Pool GmbH & Co. KG

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) __________

	(b) __________

3. 	SEC Use Only

4.	Citizenship or Place of Organization. Germany

______________________________________________________
Number of		5. Sole Voting Power: 0
Shares			__________________________________
Beneficially		6. Shared Voting Power: 7,277,981
Owned by		__________________________________
Each Reporting		7. Sole Dispositive Power: 0
Person With:		__________________________________
			8. Shared Dispositive Power: 7,277,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,277,981

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions) ____

11. 	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: FI




1.	Name of Reporting Persons.

	Deutsche Telekom AG

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) __________

	(b) __________

3. 	SEC Use Only

4.	Citizenship or Place of Organization. Germany

_______________________________________________________
Number of		5. Sole Voting Power: 0
Shares			____________________________________
Beneficially		6. Shared Voting Power: 7,277,981
Owned by		____________________________________
Each Reporting		7. Sole Dispositive Power: 0
Person With:		____________________________________
			8. Shared Dispositive Power: 7,277,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,277,981

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	 (See Instructions) ____

11. 	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: FI




1.	Name of Reporting Persons.

	Vicente Vento Bosch, individually

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) __________

	(b) __________

3. 	SEC Use Only

4.	Citizenship or Place of Organization. Spain

_____________________________________________________
Number of		5. Sole Voting Power: 0
Shares			__________________________________
Beneficially		6. Shared Voting Power: 7,277,981
Owned by		__________________________________
Each Reporting		7. Sole Dispositive Power: 0
Person With:		__________________________________
			8. Shared Dispositive Power: 7,277,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,277,981

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	 (See Instructions) ____

11. 	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: IN




1.	Name of Reporting Persons.

	Raphael Kuebler, individually

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) __________

	(b) __________

3. 	SEC Use Only

4.	Citizenship or Place of Organization. Germany

____________________________________________________
Number of		5. Sole Voting Power: 0
Shares			_________________________________
Beneficially		6. Shared Voting Power: 0
Owned by		_________________________________
Each Reporting		7. Sole Dispositive Power: 0
Person With:		_________________________________
			8. Shared Dispositive Power: 7,277,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,277,981

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions) ____

11. 	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: IN







Item 1.

	(a) 	Name of Issuer

		INNOVID CORP.

	(b) 	Address of Issuer's Principal Executive Offices

		30 Irving Place, 12th Floor, New York, New York 10003

Item 2.

	(a) 	The name of the persons filing this statement are:


This statement is filed on behalf of Lauderdale GmbH & Co. KG, a German limited liability partnership ("Lauderdale"), Deutsche Telekom Capital Partners Management GmbH, a German limited liability company ("DTCP-M"), which is the Managing Limited Partner of Lauderdale, Deutsche Telekom Capital Partners Executive Pool GmbH & Co. KG, a German limited liability partnership ("DTCP Executive Partner"), Deutsche Telekom
AG, a German corporation ("DTAG"), Vicente Vento Bosch, individually, and Raphael Kuebler, individually
(collectively, the "Filers").

	The Filers have entered into a Joint Filing Agreement, dated as of December 10, 2021, a copy of which is attached as Exhibit A to this statement.

	(b)	The principal business office of the Filers other than DTAG is
		located at

		Am Sandtorpark 2, Hamburg, 20457 Germany

		The principal business office of DTAG is located at

		Friedrich-Ebert-Allee 140, 53113 Bonn, Germany (DTAG only)

	(c)	For citizenship of Filers, see Item 4 of the cover sheet for
		each Filer.

	(d)	This statement relates to the Issuer's Common Stock,
		par value $0.0001 per share.

	(e)	The CUSIP number of the Issuer is: 457679108


Item 3.		If this statement is filed pursuant to rule 240.13d-1(b)
		or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.		Ownership

	The information required by Items 4(a)-(c) is set forth in Rows 5 through 9 and 11 of the cover page for each Reporting Person.

Lauderdale is the record holder of the Shares. All investment and disposition decisions for Lauderdale are made by an investment committee comprised of Mr. Vicente Vento Bosch (chair) and Mr. Raphael Kuebler. As a result, Mr. Kuebler and Mr. Vento Bosch may be deemed to share dispositive power with respect to the Shares held by Lauderdale and thus to have beneficial ownership of such Shares. Each of Mr. Kuebler and Mr. Vento Bosch otherwise disclaims beneficial ownership of such Shares other than to the extent of any pecuniary interest therein.

Lauderdale is managed by its managing limited partner, DTCP-M. As the managing limited partner, DTCP-M has voting and dispositive power with respect to the Shares and therefore may be deemed to have beneficial ownership of such Shares. None of the members of DTCP-M's investment committee
(Beirat) is deemed a beneficial owner of the Shares under Section 13(d) of the Exchange Act due to the approval standard for committee action.
Thus, each such committee member disclaims any beneficial ownership of the Shares held by Lauderdale other than to the extent of any pecuniary interest therein.

DTCP-M is controlled by DTAG, a publicly traded company organized under the laws of Germany, and DTCP Executive Partner, which is controlled by Mr. Vento Bosch. Each of DTAG and DTCP Executive Partner may be deemed to share voting and dispositive power over the Shares held directly by Lauderdale and therefore to have beneficial ownership of such shares. DTAG's stock is traded on seven stock exchanges in Germany, including the Frankfurt Stock Exchange and OTCQX, and it is managed by its board of directors.
DTAG, DTCP Executive Partner and Mr. Vento Bosch otherwise disclaim beneficial ownership of the Shares owned by Lauderdale except to the extent of any pecuniary interest therein. The mailing address for Lauderdale, DTCP-M, DTCP Executive Partner, Mr. Kuebler and Mr. Vento Bosch is Am Sandtorpark 2, 20457 Hamburg, Germany. The mailing address for DTAG is Friedrich-Ebert-Allee 140, 53113 Bonn, Germany.

Item 5. 		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as off the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].

Item 6.		Ownership of More than Five Percent on Behalf of
		Another Person.

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

Not Applicable.

Item 8.		Identification and Classification of Members of the Group

Not Applicable.

Item 9.		Notice of Dissolution of Group

Not Applicable.

Item 10. 	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.































SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2021

LAUDERDALE GMBH & CO. KG

By: Deutsche Telekom Capital Partners
Management GmbH
(acting as managing limited partner)

By: 	______________*_____________
Vicente Vento Bosch, Chief Executive Officer of Deutsche Telekom
Capital Partners Management GmbH









*/s/ Karen Masterson Dienst_______
Karen Masterson Dienst Esq.

Name/Title Attorney-In-Fact

This Schedule 13G was executed by Karen Masterson Dienst pursuant to the Powers of Attorney attached hereto as Exhibit B and Exhibit C and incorporated herein by reference. The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them with the Securities and Exchange Commission (the "SEC") of any and all statements on Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Common Stock, $0.0001 par value per share, of Innovid Corp. beneficially owned, or deemed to be beneficially owned, by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such statements and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G by reason of entering into this Joint Filing Agreement.
This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement. This Joint Filing Agreement shall have a term of one year from the date hereof, provided that any party may terminate this Joint Filing Agreement as to such party upon thirty (30) days written notice to the other parties. This Joint Filing Agreement will be governed by the laws of the State of California, and the federal and state courts of the State of California shall have exclusive jurisdiction over any disputes concerning or arising in connection with this Joint Filing Agreement.

Dated: December 10, 2021

LAUDERDALE GMBH & CO. KG

By: Deutsche Telekom Capital Partners Management
   GmbH (acting as managing limited partner)


By: 			*
Vicente Vento Bosch, Chief Executive Officer of Deutsche Telekom
Capital Partners Management GmbH


DEUTSCHE TELEKOM CAPITAL PARTNERS MANAGEMENT GMBH


By: 			*
Vicente Vento Bosch, Chief Executive Officer


DEUTSCHE TELEKOM CAPITAL PARTNERS EXECUTIVE POOL GMBH & CO. KG

By: Deutsche Telekom Capital Partners Fund
   GmbH (acting as general partner)

By: 			*
Vicente Vento Bosch, Managing Director

DEUTSCHE TELEKOM AG

By: 	/s/ Ulrich Zwach
       Dr. Ulrich Zwach, Vice President,
       DT Legal


By: 	/s/ Christoph Appel
       Christoph Appel, Senior Legal Counsel, 	DT Legal


VICENTE VENTO BOSCH, individually


By: 			*

RAPHAEL KUEBLER, individually


By: 			*







EXHIBIT B

POWER OF ATTORNEY

	Know all by these presents, that the undersigned, Raphael
Kuebler, a member of the investment committee through which investment decisions for Lauderdale GmbH & Co. KG (the "Fund") are made, hereby constitutes and appoints Karen Masterson Dienst as the undersigned's true and lawful attorney-in-fact and agent to:
(1) prepare, execute and deliver for and on behalf of the undersigned a Schedule 13G with the SEC in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such Schedule 13G, complete and execute any amendment or amendments thereto, and timely file such forms or amendments with the SEC and any stock exchange or similar authority, as required; and (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

	The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13 of the Exchange Act.

	This Power of Attorney shall remain in full force and effect with respect to the undersigned until revocation by the undersigned in a signed writing delivered to the Fund and the attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 10th day of December, 2021.



							Raphael Kuebler

EXHIBIT C
POWER OF ATTORNEY

	Know all by these presents, that the undersigned, Vicente
Vento Bosch, the Chief Executive Officer of Deutsche Telekom
Capital Partners Management GmbH ("DTCP-M"), the Managing
Limited Partner of Lauderdale GmbH & Co. KG (the "Fund"), the
Managing Director of Deutsche Telekom Capital Partners Executive
Pool GmbH & Co. KG ("Executive Partner"), and a member of the investment committee through which investment decisions for the Fund are made, hereby constitutes and appoints Karen Masterson Dienst as the undersigned's true and lawful attorney-in-fact and agent to: (1) prepare, execute, deliver and file on behalf of the undersigned, individually, and on behalf of the Fund, DTCP-M, the Executive Partner and their respective affiliates (the "DTCP Entities"), a Schedule 13G with the SEC in accordance with Section 13 of the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), and the rules and regulations promulgated thereunder;
(2) do and perform any and all acts for and on behalf of the undersigned and the DTCP Entities that may be necessary or desirable to complete and execute such Schedule 13G, complete and execute any amendment or amendments thereto, and timely file such forms or amendments with the SEC and any stock exchange or similar authority, as required; and (3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit, in the best interest of, or legally required, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

	The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13 of the Exchange Act.

	This Power of Attorney shall remain in full force and effect with respect to the undersigned until revocation by the undersigned in a signed writing delivered to the Fund and the attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 10th day of December, 2021.

							Vicente Vento Bosch
CUSIP No. 457679108

Schedule 13G

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